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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   6911 N 10 3
                                 (CUSIP Number)

                          Kingsrich Development Limited
                           Sincere Insurance Building
                                4-6 Hennessy Road
                               Wanchai, Hong Kong
                               011 - 852-286-69198
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

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-------- -----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kingsrich Development Limited

-------- -----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [__]
                                                                        (b) [__]

-------- -----------------------------------------------------------------------
3. SEC USE ONLY


-------- -----------------------------------------------------------------------
4. SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                     [__]

-------- -----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands

-------- -----------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                 24,063,269
         SHARES
      BENEFICIALLY
-------- -----------------------------------------------------------------------
                           8. SHARED VOTING POWER               0
        OWNED BY
          EACH
-------- -----------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER            24,063,269
       REPORTING
      PERSON WITH
-------- -----------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER          0

-------- -----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,063,269

-------- -----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [__]

-------- -----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31%

-------- -----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO

-------- -----------------------------------------------------------------------

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                                EXPLANATORY NOTE

         On January 2, 2003, Kingsrich Development Limited (the "Reporting Person") converted all of the outstanding principal under that certain Convertible Promissory Note, dated March 13, 2003 (the "Note"), by Minghua Group International Holdings Limited (the "Company") in favor of the Reporting Person in the principal amount of $3,247,225. The conversion rate applicable under the
Note is $0.13. Upon such conversion, therefore, the Company issued the Reporting Person 24,063,269 shares of its common stock, which constitutes 31% of the issued and outstanding common stock of the Company on a post-issuance basis.

         The Reporting Person has waived its right to receive accrued interest under the Note and discharged the Company from its obligation to pay accrued interest thereunder or to issue additional securities in lieu of paying such accrued interest.

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Minghua Group International Holdings Limited, which has its principal office located at Guangdong Bianfang Building, 10th Floor, Gujing Road, Futian District, Shenzhen, China 518033. This statement relates to the Company's common stock, $0.01 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(f). Kingsrich Development Limited. This Schedule 13D is being filed by the Reporting Person, which is a corporation organized under the laws of the British Virgin Islands. The Reporting Person's principal business is acting as an investment holding company and development company. The address of the Reporting Person's principal office is Sincere Insurance Building, 4-6 Hennessy Road, Wanchai, Hong Kong. During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person paid $3,128,225 for the Note on March 31, 2003 using the Reporting Person's working capital to fund the acquisition of the Note. The Note was then converted pursuant to its terms in order to acquire the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person has acquired the shares and related subscription rights solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

         (a)-(j)  None.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Amount of Securities Beneficially Owned: 24,063,269

         (b) Number of shares as to which such person has:

                  (i) Sole power to vote or direct vote: 24,063,269

                  (ii) Shared power to vote or direct vote: 0

                  (iii) Sole power to dispose of or direct disposition of shares: 24,063,269

                  (iv) Shared power to dispose of or direct disposition of shares: 0

         (c) Transactions in securities of the Company within last 60 days: None

         (d) Third party right to receive dividends or proceeds from sale of securities: None

         (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2004



                          KINGSRICH DEVELOPMENT LIMITED

                          By: /s/
                              --------------------------------
                              Name:
                              Title:



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